Confidential portions of this letter have

been omitted and filed separately with the

Securities and Exchange Commission

Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 - 7010

Gold Fields Limited

Reg. 1968/004880/06

150 Helen Road, Sandown,

Sandton, 2196

Postnet Suite 252

Private Bag X30500

Houghton, 2041

South Africa

Tel +27 11 562-9724

Fax +27 86 720 2704

www.goldfields.com

January 18, 2018

By EDGAR

Dear Mr. Decker,

Re:	Gold Fields Limited Form 20-F for the year ended December 31, 2016 Filed on April 5, 2017 File No. 001-31318

We refer to your comment letter (the “Comment Letter”) dated November 14, 2017, the Company’s response to the Comment Letter dated December 5, 2017 as well as a subsequent teleconference call on December 18, 2017 setting forth the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2016 Form 20-F”) of Gold Fields Limited (the “Company” or “Gold Fields”).

Following telephonic discussions with the Staff on December 18, 2017, Management has continued to evaluate methods to depreciate the mineral rights at the Australian operations in order to reduce the level of estimation uncertainty incorporated in determining the useful life and the depreciation of such mineral rights, as required by the Staff.

1	Proposed method of depreciation

Management proposes to change its current method of depreciating mineral right assets to a componentisation methodology, as described below. Management believes that this method is in accordance with IFRS and has also considered that this method is currently used by other global mining companies (SEC filers) reporting in terms of International Financial Reporting Standards (“IFRS”).

Componentisation method

Based on the purchase price allocation performed at the time of an acquisition at the Australian operations, a portion of the purchase price was attributed to mineral rights, which represents the estimated value attributable to resources and exploration potential (the value beyond proved and probable reserves) of the entire site acquired. Under the proposed method, the mineral rights are initially capitalised to the mineral rights asset as a non-depreciable component within each operation. The mineral rights asset forms part of that operation’s cash-generating-unit (“CGU”).

Annually, as part of the preparation of the updated reserve and resource statement and preparation of the updated life-of-mine plan, a portion of resources is typically converted to reserves as a result of ongoing resource definition drilling, resultant geological model updates and subsequent mine planning. Based on this conversion of resources to reserves, a portion of the historic cost is allocated from the non-depreciable component of the mineral rights asset to the depreciable component of the mineral rights asset. The calculation of this is described below. Therefore, the category of non-depreciable mineral rights asset is expected to reduce and will eventually be fully allocated within the depreciable component of the mineral rights asset.

Directors: C A Carolus (Chair), N J Holland†**(Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani #, P J Bacchus†, T P Goodlace, C E Letton^,

RP Menell, D M J Ncube, S P Reid^, Y G H Suleman

^Australian, †British, #Ghanaian, ** Executive Director

Company Sectetary: MML Mokoka

Each operation typically comprises a number of mines and the depreciable component of the mineral rights asset is therefore allocated on a mine-by-mine basis at the operation and is depreciated over the reserves of the respective mine on the units of production method. The remaining non-depreciable component of the mineral rights asset is not depreciated but, in combination with the depreciable component of the mineral rights asset and the other assets in the CGU, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable or at least on an annual basis, as per company policy.

Key assumptions and sources

Reserves and resources

Reserves (proved and probable) and resources (measured, indicated and inferred) are based on the definitions in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the “SAMREC” or the “2016 SAMREC Code”).

Due to the fact that the economic assumptions (i.e. gold price, costs, etc.) used to estimate the proved and probable reserves and resources are reviewed and change from year to year, and because additional geological data is generated during the course of the year, resources and proved and probable reserves change from year to year. These changes are recognised prospectively in both the annual calculation of the amount to be transferred from the non-depreciable component of the mineral rights asset to the depreciable component, and the annual calculation of the amortisation of the depreciable component.

Annual calculation of the amount to be transferred from the non-depreciable component to the depreciable component

On an annual basis, an assessment is made to determine the amount to be transferred from the non-depreciable component to the depreciable component. The amount is calculated based on the portion of resources converted to reserves annually in the prior period, as a percentage of the resource estimate on January 1st of each year (i.e. 2016 conversion is used to determine the transfer on January 1, 2017). The resource estimate included in the denominator uses only the 2016 SAMREC Code classified material and does not include any exploration potential or endowment ounces. As exploration potential reaches the level of confidence of a resource, it is included in the resource estimate prospectively.

Amount to be transferred from the non- depreciable to the depreciable component	=	Gross conversion of resource ounces to reserve ounces	X	The remaining carrying value of the non-depreciable component
The resource ounces estimate, as reported, at beginning of the year

Annual calculation of the amortisation and depreciation charge of the depreciable component (units of production method)

		Ounces mined		The remaining carrying value[1] of the depreciable component
Annual depreciation charge	=	Opening reserve ounces excluding stock piles	X

[1]	This includes the closing net book value at the end of the prior year plus the amount transferred on day 1 of the current financial year (this transfer is calculated in terms of the amount to be transferred from the non-depreciable to the depreciable component formula above).

2	Materiality assessment

All amounts in millions of US dollars (“USD” or “US$”) unless otherwise stated

The carrying value of mineral rights at the Australian operations, as at December 31, 2016 under the proposed method compared to the previously reported carrying value is outlined below:

December 31, 2016 balances:

	Componentisation method			Current method
	Non-Depreciable	Depreciable	Total	As Reported
Cost[2]	120.0	392.6	512.6	512.6
Accumulated depreciation	—	(312.3)	(312.3)	(245.3)
Accumulated impairment	(33.3)	(21.6)	(54.9)	(87.5)
Net book value	86.7	58.7	145.4	179.8 [3]

The table above clearly indicates that the majority of the non-depreciable component of the mineral rights asset recognised on acquisition has transferred to the depreciable component as at 31 December 2016. Only 23.4% (120/512.6) of the original cost of the mineral rights asset remains in the cost of the non-depreciable component and only 16.9% (86.7/512.6) of the original cost of the mineral rights asset remains in the net book value of the non-depreciable component.

The Company performed a quantitative and qualitative materiality analysis by comparing the current method to depreciate the mineral rights at the Australian operations with the proposed componentisation method. This analysis was performed in light of the materiality concepts outlined in Staff Accounting Bulletin (“SAB”) Topics 1: M. The guidelines in SAB Topics 1:M state:

•	“A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.”

•	“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgement of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

•	“…. A fact is material if there is – a substantial likelihood that the …fact would have been viewed by the reasonable investor as having altered the “total mix” of information made available.”

Quantitative assessment

Outlined below is an assessment of the differences between the proposed method and the current method showing the impact on the opening balance at January 1, 2014 and the annual and cumulative impact for each of the 2016, 2015 and 2014 financial years. Figures in the tables presented in this document may not add as they are rounded independently. Refer Addendum II, for a detailed roll forward of the cumulative difference including translation adjustments.

[2]	Includes the initial acquisition and all subsequent acquisitions of mineral rights; the full US$512.6 million was capitalised to the non-depreciable portion on acquisition.
[3]	The difference between the current method and the componentisation method of US$34.3 million (145.4 – 179.8) is partially offset by differences on other assets of US$11.1 as a result of different impairments being processed at St Ives in 2013. This results in the total difference on property, plant and equipment of US$23.2 million as at December 31, 2016.

Opening balances

All amounts in USD million unless otherwise stated

Impact on December 31, 2013 balances:

Caption	St Ives Dr/(Cr)	Agnew Dr/(Cr)	Granny Smith[4] Dr/(Cr)	Total Dr/(Cr)
Mineral rights	(34.5)	2.9	0.2	(31.4)
Other property, plant and equipment	34.5	—	—	34.5
Total property, plant and equipment[5]	—	2.9	0.2	3.1
Deferred taxation liability	—	(0.9)	—	(0.9)
Retained income	—	2.1	—	2.1

Annual basis (“Rollover Method”)

All amounts in USD million unless otherwise stated

The magnitude of a change in the depreciation method of mineral rights at the Australian operations, from the current method to the proposed method, if changed retrospectively, would be as follows for the 2016, 2015 and 2014 financial years:

2016 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation—Mineral rights	(5.7)	2.5	0.1	(3.1)
(Increase)/Decrease in depreciation—Other assets	(3.6)	—	—	(3.6)
(Increase)/Decrease in total depreciation	(9.3)	2.5	0.1	(6.6)
Deferred taxation	2.8	(0.8)	—	2.0
Increase/(Decrease) in profit	(6.5)	1.8	0.1	(4.6)

2015 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation—Mineral rights	(6.2)	4.0	0.3	(1.9)
(Increase)/Decrease in depreciation—Other assets	(5.5)	—	—	(5.5)
(Increase)/Decrease in total depreciation	(11.7)	4.0	0.3	(7.4)
Deferred taxation	3.5	(1.2)	(0.1)	2.2
Increase/(Decrease) in profit	(8.2)	2.8	0.2	(5.2)

[4]	The Granny Smith mine was acquired on 1 October 2013 and, as a result, the difference is immaterial.
[5]	There is no difference on total property, plant and equipment at the St Ives mine due to an International Accounting Standard (“IAS”) 36 impairment recognised as at December 31, 2013. As a result of the impairment, the total property, plant and equipment carrying value (total costs less accumulated depreciation and accumulated impairment) at St Ives as at December 31, 2013 was US$ 558.3 million, irrespective of the method used to depreciate mineral rights.

2014 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation—Mineral rights	(11.5)	5.7	0.8	(5.0)
(Increase)/Decrease in depreciation—Other assets	(10.3)	—	—	(10.3)
(Increase)/Decrease in total depreciation	(21.8)	5.7	0.8	(15.3)
Deferred taxation	6.5	(1.7)	(0.2)	4.6
Increase/(Decrease) in profit	(15.2)	4.0	0.6	(10.7)

Impact of change on key financial statement captions

2016 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(679.2)	(6.6)	(685.8)	1.0%
Cost of sales	(2 066.7)	(6.6)	(2 073.3)	0.3%
Profit before taxation	365.8	(6.6)	359.2	-1.8%
Taxation	(192.1)	2.0	(190.1)	-1.0%
Profit for the year	173.7	(4.6)	169.1	-2.7%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 547.8	(23.2)	4 524.6	-0.5%
Deferred taxation liability	(465.5)	6.9	(458.6)	-1.5%
Total equity	(3 189.6)	16.2	(3 173.4)	-0.5%

There are several items of income and expense that are separately disclosed in the financial statements that are not representative of the underlying operating activities of the Company. For this period, these include impairment of investments and assets, profit on disposal of assets and profit on buy back of notes (and the related taxation impact) as well as deferred taxation assets not recognised. A full reconciliation of these items is set out in Addendum I to this letter. Management believes it to be appropriate for the purposes of this materiality analysis to adjust for these items as analysts or informed users would typically consider adjusting for the same items in order to calculate a profit representing the underlying results of the operations. For the purpose of this response, adjusted amounts are referred to as “Adjusted profit before taxation” and “Adjusted profit after taxation”, however, the Company does not formally use this as a Non-GAAP measure in its filing.

	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Adjusted profit before taxation	386.0	(6.6)	379.4	-1.7%
Adjusted profit after taxation	212.6	(4.6)	208.0	-2.2%

2015 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(609.9)	(7.4)	(617.3)	1.2%
Cost of sales	(2 066.1)	(7.4)	(2 073.5)	0.4%
Profit/(loss) before taxation	4.5	(7.4)	(2.9)	-163.8%
Taxation	(247.1)	2.2	(244.9)	-0.9%
Loss for the year	(242.6)	(5.2)	(247.8)	2.1%

Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 312.4	(16.8)	4 295.6	-0.4%
Deferred taxation liability	(487.3)	5.1	(482.2)	-1.0%
Total equity	(2 768.0)	11.8	(2 756.2)	-0.4%

There are several items of income and expense that are separately disclosed in the financial statements that are not representative of the underlying operating activities of the Company. For this period, these include impairment of investments and assets (and the related taxation impact) as well as deferred taxation assets not recognised and deferred taxation on Soles devaluation against USD. A full reconciliation of these items is set out in Addendum I to this letter. Management believes it to be appropriate for the purposes of this materiality analysis to adjust for these items as analysts or informed users would typically consider adjusting for the same items in order to calculate a profit representing the underlying results of the operations. For the purpose of this response, adjusted amounts are referred to as “Adjusted profit before taxation” and “Adjusted profit after taxation”, however, the Company does not formally use this as a Non-GAAP measure in its filing.

	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Adjusted profit before taxation	234.9	(7.4)	227.5	-3.1%
Adjusted profit after taxation	103.7	(5.2)	98.5	-5.0%

2014 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(656.7)	(15.3)	(672.0)	2.3%
Cost of sales	(2 334.4)	(15.3)	(2 349.7)	0.7%
Profit before taxation	138.5	(15.3)	123.2	-11.0%
Taxation	(118.1)	4.6	(113.5)	-3.9%
Profit for the year	20.4	(10.7)	9.7	-52.4%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 895.7	(10.9)	4 884.8	-0.2%
Deferred taxation liability	(387.0)	3.3	(383.7)	-0.8%
Total equity	(3 663.3)	7.6	(3 655.7)	-0.2%

There are several items of income and expense that are separately disclosed in the financial statements that are not representative of the underlying operating activities of the Company. For this period these include impairment of investments and assets and restructuring costs and the related taxation impact. A full reconciliation of these items is set out in Addendum I to this letter. Management believes it to be appropriate for the purposes of this materiality analysis to adjust for these items as analysts or informed users would typically consider adjusting for the same items in order to calculate a profit representing the underlying results of the operations. For the purpose of this response, adjusted amounts are referred to as “Adjusted profit before taxation” and “Adjusted profit after taxation”, however, the Company does not formally use this as a Non-GAAP measure in its filing.

	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Adjusted profit before taxation	203.4	(15.3)	188.1	-7.5%
Adjusted profit after taxation	77.3	(10.7)	66.6	-13.8%

Cumulative basis (“Iron Curtain Method”)

All amounts in USD million unless otherwise stated

The magnitude of a change in the depreciation method of mineral rights at the Australian operations, from the current method to the proposed method, if changed retrospectively but adjusted cumulatively in each of the respective financial years would be as follows for the 2016, 2015 and 2014 financial years:

2016 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation—Mineral rights	(48.5)	13.2	1.2	(34.1)
(Increase)/Decrease in depreciation—Other assets	10.9	—	—	10.9
(Increase)/Decrease in total depreciation	(37.6)	13.2	1.2	(23.2)
Deferred taxation	11.3	(4.0)	(0.4)	6.9
Increase/(Decrease) in profit	(26.3)	9.2	0.9	(16.2)

2015 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation—Mineral rights	(43.2)	10.8	1.1	(31.3)
(Increase)/Decrease in depreciation—Other assets	14.5	—	—	14.5
(Increase)/Decrease in total depreciation	(28.7)	10.8	1.1	(16.8)
Deferred taxation	8.6	(3.2)	(0.3)	5.1
Increase/(Decrease) in profit	(20.1)	7.6	0.8	(11.8)

2014 Financial year:

Caption	St Ives	Agnew	Granny Smith	Total
(Increase)/Decrease in depreciation—Mineral rights	(41.7)	7.8	0.9	(33.0)
(Increase)/Decrease in depreciation—Other assets	22.1	—	—	22.1
(Increase)/Decrease in total depreciation	(19.6)	7.8	0.9	(10.9)
Deferred taxation	5.9	(2.3)	(0.3)	3.3
Increase/(Decrease) in profit	(13.7)	5.5	0.6	(7.6)

Impact of change on key financial statement captions

2016 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(679.2)	(23.2)	(702.4)	3.4%
Cost of sales	(2 066.7)	(23.2)	(2 089.9)	1.1%
Profit before taxation	365.8	(23.2)	342.6	-6.3%
Taxation	(192.1)	6.9	(185.2)	-3.6%
Profit for the year	173.7	(16.2)	157.5	-9.3%

Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 547.8	(23.2)	4 524.6	-0.5%
Deferred taxation liability	(465.5)	6.9	(458.6)	-1.5%
Total equity	(3 189.6)	16.2	(3 173.4)	-0.5%

There are several items of income and expense that are separately disclosed in the financial statements that are not representative of the underlying operating activities of the Company. For this period these include impairment of investments and assets, profit on disposal of assets and profit on buy back of notes (and the related taxation impact) as well as deferred taxation assets not recognised. A full reconciliation of these items is set out in Addendum I to this letter. Management believes it to be appropriate for the purposes of this materiality analysis to adjust for these items as analysts or informed users would typically consider adjusting for the same items in order to calculate a profit representing the underlying results of the operations. For the purpose of this response adjusted amounts are referred to as “Adjusted profit before taxation and “Adjusted profit after taxation”, however, the Company does not formally use this as a Non-GAAP measure in its filing.

	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Adjusted profit before taxation	386.0	(23.2)	362.8	-6.0%
Adjusted profit after taxation	212.6	(16.2)	196.4	-7.6%

2015 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(609.9)	(16.8)	(626.7)	2.8%
Cost of sales	(2 066.1)	(16.8)	(2 082.9)	0.8%
Profit/(loss) before taxation	4.5	(16.8)	(12.3)	-374.2%
Taxation	(247.1)	5.1	(242.0)	-2.0%
Loss for the year	(242.6)	(11.8)	(254.4)	4.9%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 312.4	(16.8)	4 295.6	-0.4%
Deferred taxation liability	(487.3)	5.1	(482.2)	-1.0%
Total equity	(2768.0)	11.8	(2756.2)	-0.4%

There are several items of income and expense that are separately disclosed in the financial statements that are not representative of the underlying operating activities of the Company. For this period these include impairment of investments and assets (and the related taxation impact) as well as deferred taxation assets not recognised and deferred taxation on Soles devaluation against USD. A full reconciliation of these items is set out in Addendum I to this letter. Management believes it to be appropriate for the purposes of this materiality analysis to adjust for these items as analysts or informed users would typically consider adjusting for the same items in order to calculate a profit representing the underlying results of the operations. For the purpose of this response, adjusted amounts are referred to as “Adjusted profit before taxation and “Adjusted profit after taxation”, however, the Company does not formally use this as a Non-GAAP measure in its filing.

	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Adjusted profit before taxation	234.9	(16.8)	218.1	-7.2%
Adjusted profit after taxation	103.7	(11.8)	91.9	-11.4%

2014 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(656.7)	(10.9)	(667.6)	1.7%
Cost of sales	(2 334.4)	(10.9)	(2 345.3)	0.5%
Profit before taxation	138.5	(10.9)	127.6	-7.9%
Taxation	(118.1)	3.3	(114.8)	-2.8%
Profit for the year	20.4	(7.6)	12.8	-37.3%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Property, plant and equipment	4 895.7	(10.9)	4 884.8	-0.2%
Deferred taxation liability	(387.0)	3.3	(383.7)	-0.8%
Total equity	(3 663.3)	7.6	(3 655.7)	-0.2%

There are several items of income and expense that are separately disclosed in the financial statements that are not representative of the underlying operating activities of the Company. For this period these include impairment of investments and assets and restructuring costs and the related taxation impact. A full reconciliation of these items is set out in Addendum I to this letter. Management believes it to be appropriate for the purposes of this materiality analysis to adjust for these items as analysts or informed users would typically consider adjusting for the same items in order to calculate a profit representing the underlying results of the operations. For the purpose of this response, adjusted amounts are referred to as “Adjusted profit before taxation and “Adjusted profit after taxation”, however, the Company does not formally use this as a Non-GAAP measure in its filing.

	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Adjusted profit before taxation	203.4	(10.9)	192.5	-5.4%
Adjusted profit after taxation	77.3	(7.6)	69.7	-9.9%

The change in method is not quantitatively material to the depreciation and amortisation charge in the 2016, 2015 or 2014 financial years under both the annual and cumulative basis, as outlined below:

Annual basis (“Rollover Method”)

•	2016: Increase of USD6.6 million resulting in a change in the charge from USD679.2 million to USD685.8 million. On a percentage basis this a 1.0% increase in the charge.

•	2015: Increase of USD7.4 million resulting in a change in the charge from USD609.9 million to USD617.3 million. On a percentage basis this a 1.2% increase in the charge.

•	2014: Increase of USD15.3 million resulting in a change in the charge from USD656.7 million to USD672.0 million. On a percentage basis this a 2.3% increase in the charge.

Cumulative basis (“Iron Curtain Method”)

•	2016: Increase of USD23.2 million resulting in a change in the charge from USD679.2 million to USD702.4 million. On a percentage basis this a 3.4% increase in the charge.

•	2015: Increase of USD16.8 million resulting in a change in the charge from USD609.9 million to USD626.7 million. On a percentage basis this a 2.8% increase in the charge.

•	2014: Increase of USD10.9 million resulting in a change in the charge from USD656.7 million to USD667.6 million. On a percentage basis this a 1.7% increase in the charge.

From the 2015 “Annual basis” quantitative assessment, the relative magnitude of the change in the method of depreciation may suggest that the difference between the current method and the proposed componentisation method would have had a material impact on the income statement when expressed as a percentage of profit before taxation for the 2015 year. When the 2015 profit before taxation is adjusted, as per the table above, the difference is quantitatively not material when expressed as a percentage of adjusted profit before taxation for the 2015 year.

From the 2014 “Annual basis” quantitative assessment, the relative magnitude of the change in the method of depreciation may suggest that the difference between the current method and the proposed componentisation method would have had a material impact on the income statement when expressed as a percentage of both profit before and after taxation for the 2014 year. When the 2014 profit before taxation is adjusted, as per the table above, the difference is quantitatively not material when expressed as a percentage of adjusted profit before taxation for the 2014 year. When the 2014 profit after taxation is adjusted, as per the table above, the difference decreases significantly when expressed as a percentage of adjusted profit after taxation for the 2014 year.

From the 2015 “Cumulative basis” quantitative assessment, the relative magnitude of the change in the method of depreciation may suggest that the difference between the current method and the proposed componentisation method would have had a material impact on the income statement when expressed as a percentage of profit before taxation for the 2015 year. However, when the 2015 profit before taxation is adjusted, as per the table above, the difference decreases significantly when expressed as a percentage of adjusted profit before taxation for the 2015 year.

From the 2014 “Cumulative basis” quantitative assessment, the relative magnitude of the change in the method of depreciation may suggest that the difference between the current method and the proposed componentisation method would have had a material impact on the income statement when expressed as a percentage of profit after taxation for the 2014 year. However, when the 2014 profit after taxation is adjusted, as per the table above, the difference decreases significantly when expressed as a percentage of adjusted profit after taxation for the 2014 year.

The US$ magnitude of the difference between the carrying value of property, plant and equipment under the current method and the proposed componentisation method does not exceed USD23.2 million in any of the 2016, 2015 or 2014 years, on both the annual and cumulative basis assessment.

Management believes that the absolute USD amount of the difference or adjustment in each of the 2016, 2015 and 2014 financial years, both on an annual and cumulative basis, is not material to any of the financial statement captions presented in the tables above or to the financial statements as a whole.

Qualitative assessment

In order to fully assess the materiality of the change, on both the annual and cumulative basis, a qualitative assessment was performed to assess the factors that may indicate whether a change in the method of depreciation of the mineral rights at the Australian operations was reasonably likely to be important or material to investors given the relative magnitude of the change.

Management considered the following qualitative factors in assessing the difference between the current and proposed method of depreciation:

(i)	Does the change in the method of depreciation arise from an item capable of precise measurement or from an estimate –

The assessment of the useful life of an asset is based on Management’s technical and financial knowledge, expertise and competency in understanding its operations and is a best estimate and not an item capable of precise measurement.

Judgement is required in assessing the useful life of the Australian operations. This is in line with IAS 16 – Property, Plant and Equipment, paragraph 57, which states that the useful life of an asset is defined in terms of an asset’s expected utility to the entity. The estimation of the useful life of the asset is a matter of judgement based on the technical knowledge and track record of the entity and experience gained from similar assets.

Management is of the belief that the proposed method of depreciating mineral rights reduces the level of estimation uncertainty incorporated in determining the useful life and the depreciation of such mineral rights.

(ii)	Does the change in estimate mask a change in earnings or other trends –

•	2016: Profit before taxation and profit for the year would remain a profit.

•	2015: Profit before taxation would change to a loss before taxation and the loss for the year (after taxation) would remain a loss. The reason for the change is due to the relative small magnitude of the profit before taxation of $4.5 million. Adjusted profit before and after taxation (as reflected in the tables included in the quantitative assessment above) for the year would remain a profit.

•	2014: Profit before taxation and profit for the year would remain a profit.

(iii)	Does the change in method of depreciation hide a failure to meet analysts’ consensus expectations for the entity –

In the gold industry, analysts primarily focus on production, operating costs (excluding amortisation and depreciation) and capital spend. To this end, Management discloses a number of performance metrics to the market, including measures that are not general accepted accounting practices (“Non-GAAP”) such as adjusted earnings before interest, tax, amortisation and depreciation (“Adjusted EBITDA”), free cash flow (“FCF”), all-in-sustaining costs (“AISC”) and all-in-costs (“AIC”). None of these key performance/financial metrics are impacted by the depreciation and amortisation expense line item, therefore, a change in the method of depreciation would not impact any of the key performance/financial metrics on which the Company and Management are generally measured by analysts.

The Company issues guidance on gold production and all-in-costs for the financial year to the market and they are measured against this guidance by analysts and investors. Amortisation and depreciation has no impact on either of these measures.

(iv)	Does the change in method of depreciation change a loss into an income or vice versa –

Please refer to paragraph (ii) (“Does the misstatement mask a change in earnings or other trends”) above.

(v)	Does the change in method of depreciation relate to a segment of the business that has been identified as playing a significant role in the operations or profitability –

The Gold Fields group has ten segments (eight operating mines, the Gruyere Project and one corporate segment). The change in method of depreciation of mineral rights relates to the St Ives, Agnew/Lawlers and Granny Smith segments and are contained in a single geographic region. The key metrics of AIC and AISC would not be impacted—refer part (iii). In addition, the change would not change the profit of the related segments to a loss.

(vi)	Does the change in method of depreciation affect compliance with regulatory requirements –

No, a change in the depreciation charge, as result of a change in method of depreciation of the mineral rights at the Australian operations would not affect any compliance with regulatory requirements.

(vii)	Does the change in method of depreciation affect compliance with loan covenants or other contractual requirements –

No, a change in the depreciation charge resulting from a change in method of depreciation would not affect loan covenants or other contractual requirements. The Company’s loan covenants are based on Adjusted EBITDA and interest cover ratios. A change in the depreciation charge would not impact the Adjusted EBITDA or interest cover ratios.

(viii)	Does the change in method of depreciation have the effect of increasing management compensation –

No, a change in the depreciation charge would not affect Management compensation. Management compensation is based on safety, gold production, all-in-costs and development/waste metres mined. Amortisation and depreciation and profit/(loss) for the year are not used in calculating Management compensation.

(ix)	Did Management intentionally misstate the financial statements to “manage” reported earnings –

No, Management did not intentionally misstate the financial statement to “manage” reported earnings as a result of a change in method of depreciation.

In addition, refer to paragraphs (ii) (“Does the misstatement mask a change in earnings or other trends”) and (iii) (“Does the misstatement hide a failure to meet analysts’ consensus expectations for the entity”) above.

(x)	Does the change in method of depreciation involve concealment of an unlawful transaction –

No, the change in estimate did not involve an unlawful transaction or its concealment.

Other considerations

Management also considered the impact of the judgements made relating to the method of depreciation of the mineral rights at the Australian operations on the individual financial statement captions in the other primary financial statements (consolidated statement of other comprehensive income, consolidated statement of changes in equity and the consolidated statement of cash flows) and certain notes to the financial statements, and concluded that it is not material, both quantitatively and qualitatively, to the other primary financial statements and notes to the financial statements. To illustrate this:

•	The depreciation adjustment for the change in method of depreciating mineral rights is a non-cash item and therefore has no impact on the “Cash flows from operating activities” and “Cash generated by operations” captions in the consolidated statement of cash flows;

•	There is an insignificant impact on “Other comprehensive income, net of tax” caption in the consolidated statement of other comprehensive income; and

•	There is no other impact on the “Total comprehensive income for the year” caption in the consolidated statement of other comprehensive income other than the adjustments to net profit/loss, as noted above.

Conclusion

Management concluded, after considering the total mix of information (on both the quantitative and qualitative basis) that the difference between the current and proposed method of depreciating the mineral rights would not have a material impact on the Gold Fields IFRS consolidated financial statements for each of the 2016, 2015 or 2014 financial years, on either the annual or the cumulative basis.

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*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at +27 11 562 9796 or via e-mail at pauls@goldfields.com.

Sincerely

/s/ Paul Schmidt
Paul Schmidt
Chief Financial Officer
Gold Fields Limited

cc:	Blaise Rhodes, Securities and Exchange Commission Nicholas Holland, Gold Fields Limited Taryn Harmse, Gold Fields Limited Thomas B. Shropshire, Jr., Linklaters LLP

Addendum I

There are several items of income and expense that are separately disclosed in the financial statements that are not representative of the underlying activities of the Company. Management believes it to be appropriate for the purposes of the materiality analysis discussed in the main part of this document to adjust for such items as analysts or informed users would typically consider adjusting for the same items in order to calculate a profit representing the underlying results of the operations. For the purpose of this response, adjusted amounts are referred to as “Adjusted profit before taxation” and “Adjusted profit after taxation”, however, the Company does not formally use this as a Non-GAAP measure in their filing.

A full reconciliation of these items is as follows:

	Before tax			Tax effect			After tax
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Profit before tax	365.8	4.5	138.5	(192.1)	(247.1)	(118.1)	173.7	(242.6)	20.4
Adjusted for
Restructuring costs	11.7	9.3	42.0	(0.6)	(3.1)	(13.4)	11.1	6.2	28.6
Impairment of investments and assets	76.5	221.1	26.7	(19.6)	(21.8)	—	56.9	199.3	26.7
Profit on disposal of investments	(2.3)	(0.1)	(5.1)	—	—	2.7	(2.3)	(0.1)	(2.4)
Profit/loss on disposal of assets	(48.0)	0.1	1.3	7.0	0.2	—	(41.0)	0.3	1.3
Profit on buy back of notes	(17.7)	—	—	—	—	—	(17.7)	—	—
Deferred taxation assets not recognised[6]	—	—	—	30.9	104.5	—	30.9	104.5	—
Deferred taxation on Soles devaluation against USD[6]	—	—	—	1.0	36.1	2.7	1.0	36.1	2.7

	386.0	234.9	203.4	(173.4)	(131.2)	(126.1)	212.6	103.7	77.3

[6]	These amounts do not agree to the amounts disclosed in Note 9 of the consolidated financial statements, as the reconciliation in note 9 is performed at the maximum South African statutory mining tax rate of 34%. These amounts are at the actual tax rates applicable to the jurisdictions they relate to.

Addendum II

Outlined in the table below is a roll forward of property, plant and equipment of the cumulative difference before taxation between the proposed componentisation method and the current method:

Cumulative impact before taxation – Roll forward	USD million
Opening balance—01/01/2014	3.1
Depreciation charge—FY 14	(15.3)
Translation—FY 14	1.3
Closing balance—31/12/2014	(10.9)
Depreciation charge—FY 15	(7.4)
Translation—FY 15	1.5
Closing balance—31/12/2015	(16.8)
Depreciation charge—FY 16	(6.6)
Translation—FY 16	0.2
Closing balance—31/12/2016	(23.2)